SECU 15048845 ION

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas F. Otten 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, JR., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

3/12/15

OATH OR AFFIRMATION

I, Douglas F. Otter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT REINHARD LANGER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-3 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] President   12/30/14

Authorized Signature/Title   Date

8-

8-047547 FINRA DEC 10/31/1994
NORTHERN SECURITIES INC
3003 HAMEL ROAD
MEDINA, MN 55340

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2015_

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Northern Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2014

NORTHERN SECURITIES, INC.
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Northern Securities, Inc.
3003 Hamel Road
Medina, MN 55340-9782

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Northern Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Northern Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Northern Securities, Inc. financial statements. The Net Capital Computation is the responsibility of Northern Securities, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Northern Securities, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	67.44
Investments		11,627.14
Accounts Receivable		1,201.02
Total Current Assets		12,895.60
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	12,895.60

The footnotes are an integral part of the financial statements.

Northern Securities, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Due to Shareholder	$ 500.00
Total Current Liabilities	500.00
LONG-TERM LIABILITIES	
Total Liabilities	500.00
STOCKHOLDERS' EQUITY	
1,000,000 shares authorized, 16,000 shares issued and outstanding	
Common Stock, no par value, 1,000,000 shares authorized, 353,327 shares issued and 351,327 outstanding	1,000.00
Paid in Excess	19,684.00
Retained Earnings	(8,288.40)
Total Stockholders' Equity	12,395.60
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,895.60

The footnotes are an integral part of the financial statements.

Northern Securities, Inc.
STATEMENT OF INCOME

		12 Months Ended December 31, 2014
Revenues		
Commissions Earned	$	5,824.72
Gain (Loss) on Investments		0.55
Investment Income		8,282.54
Other Income		21.53
Total Revenues		14,129.34
Operating Expenses		
Floor brokerage, exchange, and c		1,350.00
Occpancy		5,735.03
Other expenses		8,104.12
Total Operating Expenses		15,189.15
Operating Income (Loss)		(1,059.81)
Net Income (Loss)	$	(1,059.81)

The footnotes are an integral part of the financial statements.

Northern Securities, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2014
Beginning of Period	$	(7,228.00)
Plus: Net Income	$	(1,059.81)
Less: Dividends Paid		0.00
Less: Prior Period Adjustment		(0.59)
RETAINED EARNINGS END OF PERIOD	$	(8,288.40)

The footnotes are an integral part of the financial statements.

Northern Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (1,059.81)
Adjustments to reconcile Net Income	
Prior Period Adjustment	(1.97)
(Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Losses (Gains) on sales of Investments	(0.55)
Decrease (Increase) in Operating Assets:	
Other	1.93
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(75.00)
Accrued Liabilities	0.00
Total Adjustments	(75.59)
Net Cash Provided By (Used in) Operating Activities	(1,135.40)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,135.40)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,031.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 12,895.60

The footnotes are an integral part of the financial statements.

NORTHERN SECURITIES, INC.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2014	$ 1,000	$ -	(6,228)
Net Income for the year ended December 31, 2014	-	-	(1,060)
Member Contributions	19,684		19,684
Member Distributions	-	-	-
Prior Period Adjustment	-	-	(1)
Balance at December 31, 2014	$ 20,684	$ -	$ 12,396

The footnotes an are integral part of the financial statements.

NORTHERN SECURIITES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Northern Securities, Inc. ("The Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPIC"). The Company was organized in 1994.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers.
In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are
Not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2014, the Company had no uninsured cash balances.

Commission Income

The Company's commission income is substantially derived from investment advisory services and sales of mutual funds. Commissions are recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2014, the Company had no deferred tax assets or liabilities.

NORTHERN SECURIITES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

Note 1 – Summary of Accounting Policies (continued)

Income Taxes (continued)

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2010, 2011 and 2012 are subject to examination by the related taxing authorities, generally for three years after they are filed.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2014, the Company had excess net capital of $12,164 and a net capital ration of 4.11 to 1.

Note 3 – Related Party

The company had transactions with its stockholder throughout the year. These transactions included loans and charges for rent, utilities, vehicle and other expenses.

Note 4 – Income Taxes

At DECEMBER 31, 2014, the Company had approximately $1,500 of net operating losses ("NOL") carryforwards for federal income tax purposes. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

Deferred tax assets:	
Net operating loss carry forward	$ 400
Valuation allowance for net deferred tax assets	(400)
	$ -

Note 4 – Income Taxes (continued)

The Company has taken a 100% valuation allowance against the deferred asset of $400 attributable to the NOL carry-forwards of approximately $1,500 at December 31, 2014 due to the uncertainty of realizing the future tax benefits.

Note 5 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 16, 2015, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2014 requiring disclosure.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Northern Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 12,397.00
Nonallowable assets:		
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	233.00	(233.00)
Net allowable capital		$ 12,164.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 33.35
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 7,164.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 500.00
Percentage of aggregate indebtedness to net capital	4.11%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 12,164.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	12,164.00
Reconciled Difference	$ (0.00)

Northern Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

Northern Securities INC

Exemption Report SEC Rule 17a-5(d)

Northern Securities, Inc. has elected to be exempt under SEC Rule 15c3-3 paragraph (k) (1)- Limited business (mutual funds and/or variable annuities).

Northern Securities, Inc. is a very small one person company that sells mutual funds only on a subscription basis. The Company does not employee a Clearing Firm. The Firm does not accept any cash or checks made payable to Northern Securities, Inc.

All funds are received on a subscription basis and are made payable to the specific Mutual Fund Group. Northern Securities, Inc. has met the exemption provisions throughout the year without exceptions.

Northern Securities, Inc.

Douglas F. Otten, President

1/21/15

member NASD

952-475-0633 Fax 952-449-0835

3003 Hamel Road • P.O. Box 275 • Medina, MN 55340

SIPC

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Northern Securities, Inc.
3003 Hamel Road,
Ste. 768-204
Medina, MN 55340-9782

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Northern Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Northern Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Northern Securities, Inc. stated that Northern Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northern Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA